FIRST TRUST EXCHANGE-TRADED FUND III
                             120 EAST LIBERTY DRIVE
                            WHEATON, ILLINOIS 60187



September 22, 2011



Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549


Re:      Request for Withdrawal (Form RW)
         First Trust Exchange-Traded Fund III
         Registration on Form N-1A
         (Registration Statement File No. 333-164607)


Ladies and Gentlemen:

      On behalf of the First Trust Developed International Markets AlphaDEX(R) Fund and First Trust Emerging Markets AlphaDEX(R) Fund (collectively, the "Funds"), each a series of the First Trust Exchange-Traded Fund III (the "Trust"), the Trust hereby requests the withdrawal of the above-mentioned Registration Statement pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the "1933 Act"). The Registration Statement was originally filed with the Securities and Exchange Commission on January 29, 2010 and subsequently amended on February 24, 2010. No securities of the Funds were sold, or will be sold, pursuant to the Registration Statement. This request for withdrawal is for the sole purpose of withdrawing the Trust's 1933 Act Registration (File No. 333-164607).

Sincerely,

FIRST TRUST EXCHANGE-TRADED FUND III

By: /s/ W. Scott Jardine
    ----------------------------------
    W. Scott Jardine, Secretary